# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 05/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001809930

## Reporting persons
- Anthracite Investment Company, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 414,755; shared voting power 0; sole dispositive power 414,755; shared dispositive power 0; aggregate amount beneficially owned 414,755 (9.9% of the class)
  Comment: Based on 3,736,952 shares of Class A Common Stock of Stryve Foods, Inc. (the "Issuer") outstanding as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Anthracite Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 414,755; shared voting power 0; sole dispositive power 414,755; shared dispositive power 0; aggregate amount beneficially owned 414,755 (9.9% of the class)
  Comment: Based on 3,736,952 shares of Class A Common Stock of Stryve Foods, Inc. (the "Issuer") outstanding as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, TEXAS, 75024

## Item 2. Person Filing
Name of person filing:
Anthracite Investment Company, Inc., a Texas corporation
Anthracite Holdings LP, a Texas limited partnership
Address of principal business office or, if none, residence:
640 TAYLOR STREET, SUITE 2400
FORT WORTH, Texas
76102
Citizenship:
Anthracite Investment Company, Inc. - TEXAS
Anthracite Holdings LP - TEXAS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
414,755 shares of Class A Common Stock. This amount includes (i) shares of Series A-1 Convertible
Preferred Stock, (ii) Warrants to purchase Class A Common Stock, and (iii) Class B Unit and Class V
Common Stock which are exchangeable for one share of Class A Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page for each Reporting Person.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page for each Reporting Person.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page for each Reporting Person.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The 414,755 shares of the Issuer's Class A Common Stock for which the Reporting Persons may be deemed to have voting and dispositive control are owned directly by Anthracite Holdings LP ("AHLP"). Anthracite Investment Company, Inc. is the general partner of AHLP.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Anthracite Investment Company, Inc.: /s/ William B Holloway Jr, William B Holloway Jr, COO (06/05/2025)
- Anthracite Holdings LP: /s/ William B Holloway Jr, William B Holloway Jr, COO of Anthracite Investment Company, Inc., its general partner (06/05/2025)